Kaufman & Canoles, P.C. Two James Center 1021 East Cary Street, Suite 1400 Richmond, VA 23219 Mailing Address Post Office Box 27828 Richmond, VA 23261 T (804) 771.5700 F (804) 771.5777 kaufCAN.com
Bradley A. Haneberg (804) 771.5790 bahaneberg@kaufcan.com

June 22, 2012

Michael McTiernan

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3010

100 F Street, N.E.

Washington, D.C. 20549

Re:	Wheeler Real Estate Investment Trust, Inc.
Registration Statement on Form S-11
File No. 333-177262

Dear Mr. McTiernan:

On behalf of Wheeler Real Estate Investment Trust, Inc. (the “Issuer”) and in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) dated June 18, 2012, we are writing to supply additional information and to indicate the changes that have been made in the enclosed Amendment No. 6 to the captioned Registration Statement (the “Amendment”). Factual information provided herein has been provided to us by the Issuer. Capitalized terms used herein shall have the meanings ascribed to them in the Registration Statement unless otherwise defined herein. We have also enclosed four redlined copies of the Registration Statement for your review.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page F-2

1.	Please revise to present separate columns for the formation transactions and the offering transactions. In addition, please revise your pro forma financial statements to footnote each pro forma adjustment which clearly explains the assumptions involved and how the amounts are calculated. Each adjustment should be footnoted with a detailed explanation of how the amount was derived.

The Issuer acknowledges the comment and has revised its pro forma financial statements to present separate columns for the formation transactions and the offering transactions. In addition, the Issuer has revised its pro forma financial statements to footnote each pro forma adjustment to clearly explain the assumptions involved and how the amounts are calculated.

Disclosure Required by Internal Revenue Service Circular 230: This communication is not a tax opinion. To the extent it contains tax advice, it is not intended or written by the practitioner to be used, and it cannot be used by the taxpayer, for the purpose of avoiding tax penalties that may be imposed on the taxpayer by the Internal Revenue Service.

Michael McTiernan

June 22, 2012

2.	Please revise to provide detailed disclosure on how you determined the $1.65 million impairment charge which appears to be related to the purchase of the PSF entities.

The Issuer acknowledges the comment and has revised the disclosure on how the $1.65 million impairment charge was determined as it relates to the purchase of the PSF entities.

3.	We note your disclosure that you have determined that Wheeler Real Estate Investment Trust, Inc. is the acquirer for accounting purposes. Please tell us how you determined the REIT is the accounting acquirer. Refer to ASC 805-10-55-15. Please note if you determine the REIT is not the accounting acquirer, one of the combining entities that existed before the business combination shall be identified as the acquirer by applying the guidance in paragraphs 805-10-55-10 through 55-14. As the predecessor is not a legal entity, the acquirer should be one of the combining entities.

The Issuer acknowledges the comment and has revised the introductory section of its pro forma financial statements to identify Walnut Hill Plaza Associates, LLC, representing one of the combining entities that existed before the business combination, as the acquirer in accordance with guidance in paragraphs ASC 805-10-55-10 through 55-14. Based on the structure of this transaction, the accounting acquirer was not obvious after applying the accounting guidance. However, the Issuer concluded that Walnut Hill Plaza Associates, LLC should be deemed the accounting acquirer as it represents the largest entity in both asset size and revenues and Mr. Wheeler and its other investors will be receiving the largest number of common units from the equity exchange of this entity in relation to the other combining entities in the transaction.

4.	Please clarify how you determined the fair values of the assets and liabilities of the PSF entities, identifying the specific method used for each type of asset and liability. Additionally, please further clarify how you determined the purchase price of the PSF entities.

The Issuer acknowledges the comment and has revised the disclosure to clarify how the fair values of the assets and liabilities of the PSF entities was determined, including specifically identifying the method used for each type of asset and liability. Additionally, the Issuer provided additional disclosure to further clarify how the purchase price of the PSF entities was determined.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 49

5.	Please revise your MD&A in your next amendment to discuss your historical results, as opposed to the combined discussion you’ve presented which is no longer applicable. To the extent you present pro forma financial statements for the comparable prior year in your next amendment, you may present a discussion of pro forma financial results. Please note the pro forma discussion may only be for one year and the immediately preceding year. Please also note that under the requirements of the JOBS Act, your MD&A may be limited to the periods for which you have presented financial statements.

Michael McTiernan

June 22, 2012

The Issuer acknowledges the comment and has revised the Selected Financial Data table and the MD&A to only include the historical results for WHLR and Affiliates, representing the predecessor, and has eliminated any discussions of pro forma results of operations.

Thank you in advance for your assistance in reviewing this amendment to the Registration Statement on Form S-11. Should you have any questions with respect to the above response, please contact me.

Sincerely,

/s/Bradley A. Haneberg

Bradley A. Haneberg